EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders.

IVY HIGH INCOME OPPORTUNITIES FUND

SHAREHOLDER MEETING RESULTS

On July 31, 2014, the Annual Meeting of Shareholders (Meeting) for Ivy High Income Opportunities Fund (the Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect the Class I Trustee, Mr. James D. Gressett, to hold office until the Fund’s 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,496,977	206,693	0	14,703,670

Proposal 2: To elect the Class I Trustee, Mr. Joseph Harroz, Jr., to hold office until the Fund’s 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,441,644	262,026	0	14,703,670

Proposal 3: To elect the Class I Trustee, Mr. Glendon E. Johnson, Jr., to hold office until the Fund’s 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,510,277	193,393	0	14,703,670

The Class II Trustees now in office are: Michael G. Smith, Edward M. Tighe and Henry J. Herrmann. It is currently anticipated that the Class II Trustees will next stand of election at the Fund’s 2015 annual meeting of shareholders.

The Class III Trustees now in office are: Jarold W. Boettcher and Eleanor B. Schwartz. It is currently anticipated that the Class III Trustees will next stand of election at the Fund’s 2016 annual meeting of shareholders.